UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 033-89968

INDEPENDENCE TAX CREDIT PLUS L.P. IV

(Exact name of registrant as specified in its charter)

1225 17th Street, Denver, Colorado 80202

(303) 927-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officer)

Limited Partnership Interest and Beneficial Assignment Certificates

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es)to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☑
Rule 12h-3(b)(1)(i)	☐
Rule 12 h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximated number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certificate/notice to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE TAX CREDIT PLUS L.P. IV

(Registrant)

By:	RELATED INDEPENDENCE L.L.C.,
General Partner

By:	CENTERLINE MANAGER LLC,
Manager

By:	CENTERLINE AFFORDABLE HOUSING ADVISORS LLC,
Sole Member

By:	CENTERLINE CAPITAL GROUP LLC,
Sole Member

Date:	November 30, 2017	By:	/s/ Ivyl T. Boyce
Ivyl Boyce
Chief Financial Officer

Date:	November 30, 2017	By:	/s/ Alan T. Fair
Alan T. Fair
President and Chief Executive Officer